UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Final Amendment)
Ramius Archview Credit and Distressed Feeder Fund
(Name of Subject Company (Issuer))
Ramius Archview Credit and Distressed Feeder Fund
(Name of Filing Person(s) (Issuer))
SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)
N/A
(CUSIP Number of Class of Securities)
Michael Benwitt
Ramius Advisors, LLC
599 Lexington Avenue, 19th Floor
New York, NY 10022
Telephone: (877) 672-6487

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))
With a copy to:
Richard Horowitz, Esq.
Matthew K. Kerfoot, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036
(212) 698-3500
March 28, 2016
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $24,325 (a)	Amount of Filing Fee: $2.45 (b)

(a)	Calculated as the estimated aggregate maximum repurchase price for Shares.

(b)	Calculated at $100.70 per $1,000,000 of the Transaction Valuation.
☒    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $2.45
Form or Registration No.: SC TO-I
Filing Party: Ramius Archview Credit and Distressed Fund
Date Filed: March 28, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐    third-party tender offer subject to Rule 14d-1.
☒    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on March 28, 2016 by Ramius Archview Credit and Distressed Fund (the "Fund") in connection with an offer by the Fund to purchase Shares from shareholders of the Fund in an amount of up to 25% of the net asset value of Ramius Archview Credit and Distressed Fund on the terms and subject to the conditions set forth in the Offer to Purchase contained in Exhibit B to the Statement.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 11:59 p.m., New York time, on April 26, 2016.

2.	No Shares were tendered prior to the expiration of the Offer.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete, and correct.
RAMIUS ARCHVIEW CREDIT AND DISTRESSED FEEDER FUND
By:     /s/ Michael Benwitt
Name: Michael Benwitt
Title: Secretary

September 12, 2016